Exhibit 99.1

CORPUS RESOURCES INC.

1500 E. Tropicana Ave., Suite 100

Las Vegas, Nevada

89119

Fax:  702.734.7455

N E W S R E L E A S E

LAS VEGAS, Nevada – Corpus Resources Inc. (the “Company”) is pleased to announce that it has entered into an agreement in principal dated October 21, 2008 with the shareholders of Biokhan Co. Ltd. (“BKC”) whereby the Company will acquire all of the outstanding share capital of BKC.

As consideration for the issued and outstanding shares of BKC, the Company agreed to issue up to 45,000,000 shares of its common stock to the shareholders of BKC.  BKC projects to achieve its sales of USD40,000,000, net income of USD4,000,000 and maintaining net assets of USD10,000,000 for the fiscal year end of 2008.

BKC is a Korean corporation based in Seoul, Korea and is in the business of manufacturing dental implants and other related dental equipment.  BKC wishes to expand its product marketing efforts into North America and to enhance its current Korean operations with additional capital potentially available in the US capital markets.

The consummation of the agreement is subject to the following conditions:

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BKC shall deliver USD150,000 to the Company to be used for legal, audit, compliance, corporate structure and other necessary expenses and fees.

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BKC shall cause the shareholders of BKC to deliver 100% of the BKC issued share capital to the Company.

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BKC shall provide to the Company a complete set of audited financial statements in US GAAP and in conformance with PCAOB standards set in the United States for reporting issuers, in English and acceptable to the SEC, for its most recent year end and for the prior two years.

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BKC shall provide to the Company a comprehensive business plan, written in English.

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BKC shall be responsible for all accounting, audit, legal and compliance costs directly related to the agreement.

Upon completion of due diligence by both parties on or before November 30th, 2008, the parties shall enter into a formal agreement to be submitted to the Board of Directors of BKC and the Company for their respective approvals.  The agreement may be subject to approval by the shareholders of the Company and is subject to the Company filing the necessary forms, information and documents with the SEC in compliance with the rules and regulations of the Securities and Exchange Act of 1934.

Dated at Las Vegas, Nevada, this 3rd day of November, 2008.

ON BEHALF OF THE BOARD OF

CORPUS RESOURCES INC.

“Jai Woo Lee””

JAI WOO LEE

President and CEO

Cautionary Statement

This press release contains statements that are “forward looking”. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking statements.  By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements, or that of its industry, to differ materially from those expressed or implied in any of the Company’s forward looking statements. Statements in this press release regarding the Company’s business or proposed business, which are not historical facts, are “forward-looking” statements that involve risks and uncertainties, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.  Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.